Exhibit 99.12

Highlander Silver Announces Upsize of Bought Deal Private Placement
to C$28 Million

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,
PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN
WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Toronto, Ontario (February 20, 2025) - Highlander Silver Corp. (CSE: HSLV; “Highlander Silver” or the “Company”) is pleased to announce that due to strong institutional investor demand, it has entered into an agreement with Ventum Financial Corp. as lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), to increase the size of the previously announced bought deal private placement from $25,000,080 to $28,000,000 (the “Offering”).

Pursuant to the amended terms, the Offering will consist of 20,000,000 common shares (the “Shares”) of the Company at a price of $1.40 per Share (the “Offering Price”) for aggregate gross proceeds of $28,000,000, excluding any additional proceeds raised from the exercise of the Underwriters’ Option (defined below).

The Company intends to use the net proceeds from the Offering to fund the advancement of exploration activities at the Company’s San Luis gold-silver project in Peru, as well as for working capital and general corporate purposes.

The Company has agreed to grant the Underwriters an option (the “Underwriters’ Option”) which will allow the Underwriters to purchase up to an additional 15% of the Shares, on the same terms as the Offering. The Underwriters’ Option may be exercised in whole or in part up to 48 hours prior to the closing date of the Offering (as defined below).

The Offering is scheduled to close on March 11, 2025 (the “Closing Date”), or such other date as the Company and the Underwriters may agree and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Canadian Securities Exchange.

The Shares (including any Shares issued pursuant to the Underwriters’ Option) will be offered on a private placement basis pursuant to exemptions from prospectus requirements under applicable securities laws, in all provinces of Canada, except Québec, and will be subject to a statutory hold period of four months and one day from the Closing Date.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Highlander Silver

Highlander Silver is advancing a portfolio of silver exploration and development assets in the Americas, including the bonanza grade San Luis gold-silver project that is located adjacent to the Pierina mine in Central Peru. Highlander Silver is backed by the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5B in exit transactions, and supported by strategic shareholders, the Lundin Family and Eric Sprott. The Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker symbol HSLV. Additional information about Highlander Silver and its mineral projects can be viewed on the Company’s SEDAR+ profile at (www.sedarplus.ca) and its website at www.highlandersilver.com.

Neither the CSE nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Cautionary Notes and Forward-looking Statements

Certain information contained in this news release constitutes “forward-looking information” under Canadian securities legislation. This includes, but is not limited to, information or statements with respect to the Offering, including statements with respect to the completion of the Offering and the anticipated closing date thereof; the expected receipt of regulatory and other approvals relating to the Offering; participants in the Offering; the expected proceeds of the Offering and the anticipated use of the net proceeds therefrom; the future exploration plans of the Company, timing of future exploration, anticipated results of exploration and potential mineralization of the Company’s mineral projects. Such forward looking information or statements can be identified by the use of words such as “believes”, “plans”, “suggests”, “targets” or “prospects” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “will” be taken, occur, or be achieved. Forward-looking information involves known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political and social uncertainties, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of precious and base metals, accident, labour disputes and other risks of the mining industry, and delays in obtaining governmental approvals or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein are made as of the date of this news release. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. Accordingly, the reader is cautioned not to place undue reliance on forward-looking information.

Highlander Silver is advancing a portfolio of silver exploration and development assets in the Americas, including the bonanza grade San Luis gold-silver project that is located adjacent to the Pierina mine in Central Peru. Highlander Silver is backed by the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5B in exit transactions, and supported by strategic shareholders, the Lundin Family and Eric Sprott. The Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker symbol HSLV. Additional information about Highlander Silver and its mineral projects can be viewed on the Company’s SEDAR+ profile at (www.sedarplus.ca) and its website at www.highlandersilver.com.